P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

December 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Preliminary Proxy Materials for a Special Meeting of Shareholders

Transamerica Funds (File Nos. 033-02659, 811-04556)

Transamerica Series Trust (File Nos. 033-00507, 811-04419)

Transamerica Partners Portfolio (File Nos. 811-08272)

Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)

Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)

(each, a “Registrant” and collectively, the “Registrants”)

Dear Sir or Madam:

On behalf of the above-named Registrants, we are filing today electronically through the EDGAR system, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, as amended, a preliminary copy of the Proxy Statement, Notice of Meeting and Form of Proxy Card (the “Proxy Materials”) relating to a Special Meeting of Shareholders scheduled to be held on February 20, 2014.

The Proxy Materials propose a change in sub-adviser to each of Transamerica Partners Balanced Portfolio, Transamerica Multi-Managed Balanced, Transamerica Partners Core Bond, Transamerica Multi-Managed Balanced VP and Transamerica Partners High Yield Bond Portfolio (each, a “Fund”) and also seeks the approval of Aegon USA Investment Management, LLC, an affiliate of Transamerica Asset Management, Inc., as a sub-adviser to each Fund. The Registrants anticipate the mailing of the definitive Proxy Materials to shareholders on or about January 3, 2014.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.